Secret code in this painting revealed! Inbox ×

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Anthony DeSimone, Masterworks <adesimone@investors.masterworks.com>
to me

Hi Sam,

We love having Arazzi tapestries by Alighiero Boetti in our collection, like this new one available now....

That's because we love to find the secret codes that Boetti hid in his works!

Our team has pored over this new tapestry to find its possible hidden meanings... want to see what we found?

Check out the secret message decoded here!

While his Arazzi might be full of hidden messages, Boetti's repeat sale track record at auction is crystal clear. Boetti tapestries have historically appreciated every single time they've returned to auction.

33 repeat sales, across three decades of auction history ('99-'24). And these tapestries have gone up in value 100% of the time.

Plus, he dominates the textile market. Artprice data shows he's made up 72% of all textile auction sales from 2015-2023 with $87.9 million total transacted in the public market alone, all while snagging 21 of the top 25 textile prices over the same time period. Check out our *Arazzi* here, or view the offering circular below.

Thanks,

Anthony DeSimone
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Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281